Exhibit 99.3

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 53 / 2005

DATE: 02/ 24/ 2005

Pemex awards the contract for the Pirineo block at the Burgos Basin

Petróleos Mexicanos (PEMEX) awarded today the third Multiple Service Contract (MSC) of the second round to a Latin American consortium integrated by Mexican, Colombian and Venezuelan companies, for the development, infrastructure and non-associated gas fields maintenance works to be performed in the Pirineo block at the Burgos Basin.

Once the technical proposal submitted by the consortium resulted feasible, the economical proposal was opened. The bidding was for the amount of U.S. $645.3 million.

The winning consortium is integrated by four Mexican companies: Constructora Industrial Monclova, Materiales la Gloria, Alianz Petroleum and Steel Serv.; two companies from Venezuela, Suelopetrol and NCT, Estudios y Proyectos, and by the Colombian company, Petrotesting Colombia.

In this second round, PEMEX focused in increasing participation from the domestic industry. This result confirms that Mexican companies definitely occupy an important place in the development of non-associated natural gas in our country.

With the eight contracts that have been awarded to date, the country will be able to raise new investments that amount to U.S. $6,343 million; increase the production of domestic natural gas by an additional 655 million cubic feet per day, with the consequent decrease in imports, and it will also be able to attract new technologies that will increase Pemex’s execution capacities.

By awarding the Multiple Service Contracts, Petróleos Mexicanos will strengthen its execution capacities for the development of the “Proyecto Integral Cuenca de Burgos” (Burgos Basin Integral Project), which is designed to increase the non-associated natural gas production, reduce imports and help meet the growing demand for this energy in Mexico.

The contract award ceremony was transmitted today’s afternoon in real time by Internet at www.csm.pemex.com.